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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

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                                  TRACOR, INC.
                           (NAME OF SUBJECT COMPANY)

                                  TRACOR, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   892349200
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               RUSSELL E. PAINTON
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                                  TRACOR, INC.
                                6500 TRACOR LANE
                            AUSTIN, TEXAS 78725-2000
                                 (512) 926-2800
                              FAX: (512) 929-2257
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                              DARREL A. RICE, ESQ.
                        WINSTEAD SECHREST & MINICK P.C.
                             5400 RENAISSANCE TOWER
                                1201 ELM STREET
                              DALLAS, TEXAS 75270
                                 (214) 745-5255
                              FAX: (214) 745-5390

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       This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Tracor, Inc., a Delaware corporation (the "Company"), relating to the tender offer being made by GEC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of GEC Incorporated, a Delaware corporation ("Parent"), a wholly-owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales ("GEC, p.l.c.") (not affiliated with the U.S. based corporation with a similar name) to purchase all of the outstanding shares of common stock, $.01 par value of the Company (the "Common Stock"), together with the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of February 17, 1997 between the Company and Harris Trust and Savings Bank, as Rights Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 1998 and in the related Letters of Transmittal (which collectively constitute the "Offer"). Terms used but not defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4 is hereby amended to add the following to the Section entitled "Background; Reasons for the Recommendation."

     Each of the factors considered by the Board that is described herein fully supports the recommendation of the Board that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 8 Offer to Purchase dated April 27, 1998.
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                TRACOR, INC.



                                By: /s/ Russell E. Painton
                                   ---------------------------------------------
                                   Russell E. Painton
                                   Vice President, Secretary and General Counsel

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